SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the fiscal year ended December 31, 2001

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ________ to ________

Commission File No. 000-27778

A.	Full title and address of the plan, if different from that of the issuer named below:

PTEK HOLDINGS, INC.
401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PTEK HOLDINGS, INC.
3399 Peachtree Road, N.E.
The Lenox Building, Suite 700
Atlanta, Georgia 30326

REQUIRED INFORMATION

The following financial statements and schedules, copies of which are included herewith, have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

PTEK Holdings, Inc. 401(k) Plan Financial Statements and Schedules as of December 31, 2001 and 2000, together with Report of Independent Accountants.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the
PTEK Holdings, Inc. 401(k) Plan:

In our opinion, the accompanying statement of net assets available for benefits (modified cash basis) and the related statement of changes in net assets available for benefits (modified cash basis) present fairly, in all material respects, the net assets available for benefits of the PTEK Holdings, Inc. 401(k) Plan (“the Plan”) at December 31, 2001 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit. The financial statements (modified cash basis) of the Plan as of December 31, 2000 were audited by other independent accountants whose report dated May 7, 2001 expressed an unqualified opinion. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits and the accumulated plan benefits of the PTEK Holdings, Inc. 401(k) Plan as of December 31, 2001, and the changes in net assets available for benefits and changes in accumulated plan benefits for the year ended December 2001, on the basis of accounting described in Note 2.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of “Schedule of Assets (Held at Year End)” and “Non-exempt Transactions” are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia
June 21, 2002

THE FOLLOWING REPORT IS A COPY OF THE REPORT PREVIOUSLY ISSUED BY  ARTHUR ANDERSEN LLP. THIS REPORT HAS NOT BEEN REISSUED BY  ARTHUR ANDERSEN LLP. THE COMPANY IS NOT AWARE OF ANY LIMITATIONS  THAT A LACK OF CONSENT POSES FOR PLAN PARTICIPANTS.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustee of
Premiere Technologies, Inc.
401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the PREMIERE TECHNOLOGIES, INC. 401(K) PLAN as of December 31, 2000 and 1999 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and schedules were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999 and the changes in its net assets available for plan benefits for the year ended December 31, 2000 on the basis of accounting described in Note 2.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Atlanta, Georgia
May 7, 2001

PTEK Holdings, Inc.
Statements of Net Assets Available for Plan Benefits
December 31, 2001 and 2000

	2001	2000
Net assets available for plan benefits Investments, at fair value	$24,828,320	$21,562,880

	$24,828,320	$21,562,880

The accompanying notes are an integral part of this schedule.

PTEK Holdings, Inc.
Statements of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001

Additions
Employer contributions	$1,608,885
Participant contributions	4,216,479
Roll-over contributions	87,849
Interest and dividends	472,294

Total Additions	6,385,507

Deductions
Distributions to participants	(2,909,498)
Net depreciation in fair value of investments	(210,569)

Total Deductions	(3,120,067)

Net increase	3,265,440

Net assets available for plan benefits
Beginning of year	21,562,880

End of year	$24,828,320

The accompanying notes are an integral part of this schedule.

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The following description of the PTEK Holdings, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan document or the summary plan description for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan administered by the board of directors of PTEK Holdings, Inc. (the “Company” or the “Employer”). T. Rowe Price Trust Company is the custodian of the Plan.

Effective May 4, 2001, the plan name was changed from the Premiere Technologies, Inc. 401(k) Plan to the PTEK Holdings, Inc. 401(k) Plan.

Eligibility
All covered employees of the Company, as defined by the Plan, are eligible to participate in the Plan as of the first day of the month following 30 days of employment.

Participant contributions
Participants may elect to contribute, on a pretax basis, up to 20% of their eligible compensation, as defined by the Plan. For 2001 the Internal Revenue Service tax code limit on before tax contributions was $10,500 in the aggregate. Contributions may be invested in 1% increments totaling, but not exceeding, 100% into any of the investment options offered by the Plan. A participant may prospectively change the percentage of his/her contribution at any time. The change will generally be effective the next pay period.

The following funds were offered by the Plan as of December 31, 2001 and 2000:

•  Janus Fund
•  Pimco Total Return II
•  MFS Capital Opportunities
•  MAS Small-Cap Value
•  Putnam International Growth
•  Personal Strategy—Income
•  Personal Strategy—Growth
•  Personal Strategy—Balanced
•  International Stock Fund
•  PTEK Holdings, Inc. common stock
•  Equity Index 500 Fund
•  Dividend Growth Fund
•  TRP Stable Value Fund

Employer contributions
The Employer may contribute 100% of the participant’s contribution not to exceed 3% of his/her eligible compensation (“Matching Contributions”). Matching Contributions are invested in company stock. However, a participant may elect, at any time after the Matching Contributions are allocated to his/her account, to redirect his/her Matching Contribution to any other investment option. The Company’s board of directors approved a Matching Contribution of $1,629,066 to the Plan for the year ended December 31, 2001 to be contributed in 2002 (Note 2).

Rollovers from other plans
A participant who has received a distribution of his/her interest in a qualified retirement plan may elect to deposit all or any portion of the eligible amount of such distribution as a rollover to this plan.

Participant accounts
Each participant’s account is credited with the participant’s contributions, allocations of the employer matching and his/her share of the Plan’s income (loss). The Plan’s income (loss) is allocated based on the proportion that each participant’s account balance has to the total of all participants’ account balances.

Vesting
Participants are immediately vested in the value of their contributions and actual earnings thereon. Employer matching contributions vest according to the following schedule:

Years of service:	Vested Percentage
Less than one	0%
One	33%
Two	67%
Three	100%

Participants must be credited with a minimum of 1,000 hours of service during the plan year to complete a year of vesting service.

A participant will become fully vested in employer matching, regardless of length of service, in the event of death, total and permanent disability, or attainment of age 65.

Forfeited accounts
During 2001, $37,276 of employer matching contributions were forfeited by terminating employees before those amounts became vested. These forfeited amounts can be used to reduce future employer matching contributions if elected by the Company and will be reallocated to each qualifying participant’s individual accounts.

Distribution of benefits
Upon retirement, death, disability, or termination of service, a participant or his/her beneficiary may elect to receive a lump-sum distribution. This distribution will be equal to the participant’s vested account balance and will be made in cash. However, if a portion of the participant’s vested balance is in company stock, the participant may elect to receive payments for that portion of his/her vested account in the form of company stock.

Hardship distributions are permitted if certain criteria are met, as defined by the Plan.

Loans to participants
Participants may borrow the minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. The loans are secured by the balance of the participant’s account and bear interest at a fixed rate over the life of the loan. The rate of interest charged is based upon the rate that one or more leading institutions would charge on a similar loan in similar circumstances. Loans are repayable through payroll deductions over periods ranging up to 60 months for a general-purpose loan and up to 10 years for the purchase of a principle residence. The interest rate is determined by the plan administrator based on prevailing market conditions.

2.	Summary of Significant Accounting Policies

Basis of accounting
The accounting records of the Plan are maintained on the modified cash basis of accounting. Under the modified cash basis, receivables and accrued expenses are not recorded, and investments are stated at market value.

Valuation of investments
Investments in publicly traded mutual funds are stated in the accompanying statements of net assets available for plan benefits at their fair values based on quoted market prices on national exchanges.

The American Institute of Certified Public Accountants Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans,” requires fair value reporting of investment contracts that are not fully benefit-responsive. The TRP Stable Value Fund is not fully benefit-responsive and is carried at estimated fair value, which approximates contract value.

Investment securities in general are exposed to various risks, including credit, interest and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.

Net depreciation
Realized gains and losses on sales of investments and changes in unrealized depreciation are recorded in the accompanying statement of changes in net assets available for plan benefits as net depreciation in fair value of investments.

Administrative expenses
All costs and expenses incurred in connection with the general administration of the Plan, with the exception of variable asset charges imputed on certain plan assets, are paid by the Company.

3.	Investments

The fair market values of individual assets that represent 5% or more of the Plan’s net assets as of December 31, 2001 and 2000 are as follows:

	2001	2000
Janus Fund	$1,887,716	$1,974,065
Equity Index 500 Fund	9,021,882	10,439,427
International Stock Fund	1,089,950	1,368,971
Personal Strategy-Growth	1,224,451	1,284,129
TRP Stable Value Fund	3,588,717	2,915,349
PTEK Holdings, Inc.	3,812,647	458,304

Net depreciation in fair value of investments for the year ended December 31, 2001 is as follows:

Mutual funds	$(2,325,929)
Common stock	2,115,360

$(210,569)

4.	Nonexempt Transactions

For the year ended December 31, 2001, the Company’s failure to remit participant contributions to the Plan within the time permitted by the Department of Labor, thus constituting a lending of such moneys to the Company. As such, these transactions represented nonexempt transactions between the Company and the Plan as identified in Schedule G, Part III. The Company has calculated the interest on the contributions owed to the Plan, which will be allocated to the affected participants’ accounts.

5.	Related Party Transactions

The Plan’s investments include shares of mutual funds managed by T. Rowe Price Investments. T. Rowe Price is the custodian as defined by the Plan and therefore these transactions qualify as party-in-interest transactions.

6.	Tax Status

The Internal Revenue Service has determined and informed the administrator, by a letter dated September 28, 1993, that the standardized regional prototype plan on which the Plan has adopted was designed in accordance with applicable sections of the Internal Revenue Code (“IRC”) as of that date. The administrator and the Plan’s tax counsel believe that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator and the Plan’s tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event of plan termination, participants will become fully vested in their account balances.

SUPPLEMENTAL SCHEDULES

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
	Investments:
*T. Rowe Price	PIMCO Total Return II, 36,927 shares	$374,443
	Dividend Growth Fund, 18,312 shares	380,710
	Equity Index 500 Fund, 292,538 shares	9,021,882
	International Stock Fund, 99,177 shares	1,089,951
	Janus Fund, 76,736 shares	1,887,716
	MAS Small-Cap Value, 32,533 shares	573,234
	MFS Capital Opportunities, 46,724 shares	627,501
	Personal Strategy—Balanced, 34,249 shares	516,811
	Personal Strategy—Growth, 69,809 shares	1,224,451
	Personal Strategy—Income, 25,725 shares	329,534
	Putnam International Growth, 29,443 shares	583,552
	TRP Stable Value Fund, 3,588,717 shares	3,588,717

*PTEK Holdings, Inc.	PTEK Holdings, Inc.
	Common Stock, 1,121,367 shares	3,812,647

*Participants	Loans to participants with varying maturities and interest rates ranging from 7.5% to 11%	817,171

		$24,828,320

*Represents a party in interest

Schedule G, Part III – Nonexempt Transactions

Current Identity of Issuer	Relationship to Plan	Description of Transaction	Cost of Assets	Current Value of Assets	Net Gain or (Loss)
PTEK Holdings, Inc.	Plan Sponsor	Deemed loan to the Company
		in the form of late deposit
		dated March 30, 2001 and
		maturity date of April 24, 2001	$233,263	$—	$183

		Deemed loan to the Company
		in the form of late deposit
		dated November 21, 2001 and
		maturity date of December 26, 2001	$156,985	$—	$112

		Deemed loan to the Company
		in the form of late deposit
		dated March 2, 2001 and
		maturity date of June 10, 2002	$6,841	$—	$448

		Deemed loan to the Company
		in the form of late deposit
		various original dates and
		maturity date of March 1, 2002	$6,617	$6,664	$ 47

		Deemed loan to the Company
		in the form of late deposit
		various original dates and
		maturity date of January 3, 2002	$18,109	$18,451	$342

		Deemed loan to the Company
		in the form of late deposit
		dated December 21, 2001 and
		maturity date of February 7, 2002	$1,488	$1,492	$ 4

Current Identity of Issuer	Relationship to Plan	Description of Transaction	Cost of Assets	Current Value of Assets	Net Gain or (Loss)
		Deemed loan to the Company
		in the form of late deposits
		various original dates and
		maturity date of December 5, 2001	$461	$409	$(52)

		Deemed loan to the Company
		in the form of late deposits
		various original dates and
		maturity date of May 22, 2002	$1,972	$2,020	$48

		Deemed loan to the Company
		in the form of late deposit
		dated December 21, 2001 and
		maturity date of May 23, 2002	$135	$138	$3

		Deemed loan to the Company
		in the form of late deposits
		various original dates and
		maturity date of June 17, 2002	$4,793	$5,040	$247

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PTEK HOLDINGS, INC.
401(K) PLAN

By: ADMINISTRATIVE COMMITTEE OF THE
PTEK HOLDINGS, INC. 401(K) PLAN

By:	/S/ PATRICIA M. JONES
Name: Patricia M. Jones
Title: Plan Administrator
Date: June 28, 2002

EXHIBIT INDEX

Exhibit No.	Exhibit
23	Consent of PricewaterhouseCoopers LLP